Mail Stop 4561

July 7, 2006

Dennis Polk
Chief Financial Officer and
Senior Vice President
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

      Re: Synnex Corporation
              Form 10-K for the Fiscal Year Ended
              November 30, 2005
              Filed February 13, 2006
              Forms 8-K filed January 11, 2006 and March 23, 2006
              File No. 001-31892

Dear Mr. Polk:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief